Exhibit 4.5
Description of the Registrant’s Securities
Registered Pursuant to Section 12 of the
Securities Exchange Act of 1934

Description of Common Stock

The following describes the general terms and provisions of the common stock and certain provisions of the amended and restated certificate of incorporation (the “Certificate of Incorporation”) and amended and restated bylaws (the “Bylaws”) of Dun & Bradstreet Holdings, Inc. (the “Company”), each of which have been filed with the Securities and Exchange Commission.

Overview

The Company’s authorized capital stock consists of (i) 2,000,000,000 shares of common stock, par value $0.0001 per share (the “common stock”) and (ii) 25,000,000 shares of preferred stock, par value $0.001 per share (the “preferred stock”). The common stock is listed on the New York Stock Exchange under the symbol “DNB.”

Voting Rights

Directors are elected by a plurality of the votes entitled to be cast. The Company’s shareholders do not have cumulative voting rights. Except as otherwise provided in the Certificate of Incorporation or as required by law, all matters to be voted on by the Company’s shareholders other than matters relating to the election and removal of directors must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter.

Dividend Rights

Holders of common stock share equally in any dividend declared by the Company’s board of directors (the “Board”), subject to the rights of the holders of any outstanding preferred stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company’s affairs, holders of common stock would be entitled to share ratably in the Company’s assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, the Company must pay the applicable distribution to the holders of preferred stock before the Company may pay distributions to the holders of common stock.

Other Rights

The Company’s shareholders have no preemptive or other rights to subscribe for additional shares. The common stock has no sinking fund or redemption provisions or conversion or exchange rights. All holders of common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to holders of the common stock upon liquidation, dissolution or winding up of the Company. All outstanding shares are validly issued, fully paid and non-assessable.

Other Information

Registration Rights Agreements

On July 6, 2020, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with Bilcar, LLC (“Bilcar”), affiliates of Thomas H. Lee Partners, L.P. (“THL”), Cannae Holdings, Inc. (“Cannae”), Black Knight Infoserv, LLC (“Black Knight”) and CC Star Holdings, LP (“CC Star” and together with Bilcar, THL, Cannae and Black Knight, the “Investor Consortium”) and the other holders party thereto. The Registration Rights Agreement provides members of the Investor Consortium, and their permitted transferees, “demand” registrations, which requires the Company to register shares of common stock under the Securities Act of 1933, as amended (the “Securities Act”), held by the Investor Consortium and, if requested, to maintain a shelf registration statement effective with respect to such shares. Each of the members of the Investor Consortium that is a party to the Registration Rights Agreement is entitled to customary “piggyback” registration rights and entitled to participate on a pro rata basis in any registration of common stock under the Securities Act that the Company may undertake, subject to certain exceptions. The Registration Rights Agreement also provides that the Company will pay certain expenses relating to such registrations and indemnify the Investor Consortium and other holders party thereto against certain liabilities that may arise under the Securities Act.

On January 8, 2021, the Company entered into a registration rights agreement (the “Bisnode Registration Rights Agreement”) with holders of shares acquired in connection with an acquisition by the Company. The Bisnode Registration Rights Agreement provides these holders and their permitted transferees customary piggyback registration rights and such holders are entitled to participate on a pro rata basis in any registration of common stock under the Securities Act that the Company may undertake, subject to certain exceptions. The Bisnode Registration Rights Agreement also provides that the Company will indemnify such holders against certain liabilities that might arise under the Securities Act.

Voting Letter Agreement

On June 30, 2020, in connection with the Company’s initial public offering, the members of the Investor Consortium entered into a letter agreement pursuant to which they have agreed for a period of three years to vote all of their shares of common stock as a group in all matters related to the election of directors, including to elect William P. Foley, II, Richard N. Massey,

Thomas M. Hagerty, Ganesh B. Rao and Chinh E. Chu to the Board at each of the next shareholder meetings through the 2023 shareholder meeting at which such individuals are eligible for election.

Anti-takeover Provisions

The Certificate of Incorporation and Bylaws contain provisions that delay, defer or discourage transactions involving an actual or potential change in control of the Company or change in the Company’s management. The Company expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board, which may result in an improvement of the terms of any such acquisition in favor of the Company’s shareholders. However, they also give the Board the power to discourage transactions that some shareholders may favor, including transactions in which shareholders might otherwise receive a premium for their shares or transactions that the Company’s shareholders might otherwise deem to be in their best interests. Accordingly, these provisions could adversely affect the price of the common stock.

Preferred Stock

The Board is authorized to issue shares of preferred stock in one or more series and to fix the rights, preferences and limitations thereof, including dividend rights, conversion rights, voting rights, terms of redemption, specification of par value, liquidation preferences and to fix the number of shares constituting any such series, without further vote or action by the Company’s shareholders. Any preferred stock so issued may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of the common stock. The Board has not authorized the issuance of any shares of preferred stock and the Company has no agreements or plans for the issuance of any shares of preferred stock.

Classified Board of Directors and Related Provisions

The Certificate of Incorporation provides that, prior to the election of directors at the 2021 annual meeting of shareholders, the Board is divided into three classes, with one class being elected at each annual meeting of shareholders with termination staggered according to class. Beginning at the 2021 annual meeting of shareholders, the directors whose terms expire at the annual meeting of shareholders are elected to hold office for a oneyear term expiring at the next annual meeting of shareholders and until such director’s successor will be elected and qualified. This initial classified board provision prevents a third party who acquires control of a majority of the Company’s outstanding voting stock from obtaining control of the Board until the second annual shareholders meeting following the date the acquirer obtains the controlling interest.

The number of directors constituting the Board is determined from time to time by the Board. The Certificate of Incorporation provides that, subject to any rights of any preferred stock then outstanding, any director may be removed from office at any time but only for cause so long as the Board is classified and only by the affirmative vote of the holders of a majority of the voting power of the shares entitled to vote for the election of directors, considered for this purpose as one class. In addition, the Certificate of Incorporation provides that any vacancy on the Board, including a vacancy that results from an increase in the number of directors or a vacancy may be filled only by a majority of the directors then in office or by an affirmative vote of the sole remaining director. This provision, in conjunction with the provisions of the Certificate of Incorporation authorizing the Board to fill vacancies on the Board, prevents shareholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

Shareholder Action by Written Consent
The Certificate of Incorporation s that, at any time when the Investor Consortium beneficially owns, in the aggregate, more than 50% of the voting power of the Company’s stock entitled to vote generally in the election of directors, any action required or permitted to be taken by the shareholders of the Company at any meeting of shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by shareholders holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. At any time the Investor Consortium beneficially owns, in the aggregate, less than 50% of the voting power of the Company’s stock entitled to vote generally in the election of directors, the Certificate of Incorporation provides that, so long as the Board is classified, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, shareholder action may be taken only at an annual meeting or special meeting of shareholders and may not be taken by written consent instead of a meeting. Failure to satisfy any of the requirements for a shareholder meeting could delay, prevent or invalidate shareholder action.
Special Meetings of Shareholders and Requirements for Advance Notification of Shareholder Meetings, Nominations and Proposals
The Bylaws provide that special meetings of the shareholders may be called only upon the request of a majority of the Board or upon the request of the Chairman or the Chief Executive Officer. The Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of the Company.
The Bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board. In order for any matter to be “properly brought” before a meeting, a shareholder has to comply with the advance notice requirements of directors, which may be filled only by a vote of a majority of directors then in office, even though less than a quorum, and not by the shareholders. The Bylaws allow the presiding officer at a meeting of the shareholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.
Choice of Forum
The Certificate of Incorporation provides that, unless the Company consents in writing to an alternative forum, the Court of Chancery of the State of Delaware is, to the fullest extent permitted by law, the sole and exclusive forum for any (i) derivative action or proceeding brought on the Company’s behalf, (ii) action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of the Company’s directors, officers, employees, agents or shareholders to the Company or the Company’s shareholders, (iii) action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), the Certificate of Incorporation, or the Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware, except for, as to each of (i) through (iv) above, any action as to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the personal jurisdiction of the Court of Chancery of the State of Delaware (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery of the State of Delaware within ten (10) days following such determination), in which case the United States District Court for the District of Delaware or other state courts of the State of Delaware, as applicable, is, to the fullest extent permitted by law, the sole and exclusive forum for any such claims. The federal district courts of the United States of America is the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act, the Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated thereunder. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in any shares of the Company’s capital stock is deemed to have notice of and consented to the forum provision in the Certificate of Incorporation. In any case, shareholders are not deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. The Certificate of Incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of the Company’s capital stock is deemed to have notice of and consented to this choice of forum provision.
Amendment to the Bylaws and the Certificate of Incorporation
The Certificate of Incorporation and the Bylaws provide that, subject to the affirmative vote of the holders of any series of preferred stock required by law, the provisions (i) of the Bylaws may be adopted, amended or repealed if approved by a majority of the Board then in office or approved by holders of common stock, and (ii) of the Certificate of Incorporation may be adopted, amended or repealed as provided by the DGCL.
Section 203 of the DGCL
The Certificate of Incorporation provides that the provisions of Section 203 of the DGCL, which relate to business combinations with interested shareholders, do not apply to the Company. Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested shareholder (a shareholder who owns more than 15% of the Company’s common stock) for a period of three years after the interested shareholder became such unless the transaction fits within an applicable exemption, such as the Board’s approval of the business combination or the transaction that resulted in such shareholder becoming an interested shareholder. These provisions apply even if the business combination could be considered beneficial by some shareholders. Although the Company opted out of the statute’s provisions, the Company could elect to be subject to Section 203 in the future.
Corporate Opportunities
To address situations in which officers or directors have conflicting duties to affiliated corporations, Section 122(17) of the DGCL allows a corporation to renounce, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of the corporation in specified classes or categories of business opportunities. As such, and in order to address potential conflicts of interest between the Company and any member of the Investor Consortium, the Certificate of Incorporation contains provisions regulating and defining, to the fullest extent permitted by law, the conduct of the Company’s affairs as they may involve any member of the Investor Consortium and the officers and directors of any member of the Investor Consortium.
The Certificate of Incorporation provides that, subject to any written agreement to the contrary, no member of the Investor Consortium has a duty to refrain from engaging in the same or similar activities or lines of business that the Company engages in, and, except as set forth in the Certificate of Incorporation, no member of the Investor Consortium and no such member’s officers and directors are liable to the Company or the Company’s shareholders for any breach of any fiduciary duty due to any such activities of any member of the Investor Consortium.
The Certificate of Incorporation also provides that the Company may from time to time be or become a party to and perform, and may cause or permit any subsidiary to be or become a party to and perform, one or more agreements (or modifications or supplements to preexisting agreements) with any member of the Investor Consortium. With limited exceptions, to the fullest extent permitted by law, no such agreement, nor the performance thereof in accordance with its terms by the Company, any of the Company’s subsidiaries, or any member of the Investor Consortium are considered contrary to any fiduciary duty to the Company or the Company’s shareholders of any director or officer of the Company who is also a director, officer or employee of any member of the Investor Consortium. With limited exceptions, to the fullest extent permitted by law, no director or officer of the Company who is also a director, officer or employee of any member of the Investor Consortium has or is under any fiduciary duty to the Company or the Company’s shareholders to refrain from acting on behalf of the Company or any of the Company’s subsidiaries or on behalf of any member of the Investor Consortium in respect of any such agreement or performing any such agreement in accordance with its terms.
The Certificate of Incorporation further provides that if one of the Company’s directors or officers who is also a director or officer of any member of the Investor Consortium acquires knowledge of a potential transaction or matter that may be a corporate opportunity for any member of the Investor Consortium or the Company, the director or officer has satisfied his or her fiduciary duty to the Company and the Company’s shareholders with respect to that corporate opportunity if he or she acts in a manner consistent with the following policy:
•    a corporate opportunity offered to any person who is an officer of the Company and who is also a director but not an officer of any member of the Investor Consortium, belongs to the Company unless the opportunity is expressly offered to that person in a capacity other than such person’s capacity as one of the Company’s officers, in which case it does not belong to the Company;
•    a corporate opportunity offered to any person who is a director but not an officer of the Company, and who is also a director or officer of any member of the Investor Consortium, belongs to the Company only if that opportunity is expressly offered to that person in that person’s capacity as one of the Company’s directors; and
•    a corporate opportunity offered to any person who is an officer of any member of the Investor Consortium or the Company belongs to the Company only if that opportunity is expressly offered to that person in that person’s capacity as one of the Company’s officers.
Notwithstanding these provisions, the Certificate of Incorporation does not prohibit the Company from pursuing any corporate opportunity of which the Company becomes aware.
These provisions in the Certificate of Incorporation will no longer be effective on the date that none of the Company’s directors or officers are also directors or officers of any member of the Investor Consortium.
If the Certificate of Incorporation does not include provisions setting forth the circumstances under which opportunities belong to the Company and regulating the conduct of the Company’s directors and officers in situations where their duties to the Company and any member of the Investor Consortium, the actions of the Company’s directors and officers in each such situation would be subject to the factspecific analysis of the corporate opportunity doctrine as articulated under Delaware law. Under Delaware law, a director of a corporation may take a corporate opportunity, or divert it to another corporation in which that director has an interest, if (i) the opportunity is presented to the director or officer in his or her individual capacity, (ii) the opportunity is not essential to the corporation, (iii) the corporation holds no interest or expectancy in the opportunity and (iv) the director or officer has not wrongfully employed the resources of the corporation in pursing or exploiting the opportunity. Based on Section 122(17) of the DGCL, the corporate opportunity guidelines in the Certificate of

Incorporation do not conflict with Delaware law. If, however, a conflict were to arise between the provisions of the Certificate of Incorporation and Delaware law, Delaware law would control.